EXHIBIT 99.1

UMEWORLD LIMITED

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2016 AND SEPTEMBER 30, 2016

(Unaudited)

(All amounts in US Dollars)

	December 31,	September 30,
	2016	2016
	(Unaudited)	(Audited)
CURRENT ASSETS
Cash and Cash Equivalents	$20,357	$46,301
Accounts Receivable	245	265
Deposit	8,406	8,749
Prepayment	37,561	27,472
TOTAL CURRENT ASSETS	66,569	82,787
NON-CURRENT ASSETS
Property, plant and equipment, net	4,569	5,879
Deferred Charges	321,897	348,913
TOTAL NON-CURRENT ASSETS	326,466	354,792
TOTAL ASSETS	393,035	437,579
CURRENT LIABILITIES
Accounts Payable and Accrued Liabilities	845,554	769,405
Unearned Revenue	361,008	376,046
TOTAL CURRENT LIABILITIES	1,206,562	1,145,451
NON-CURRENT LIABILITIES
Notes Payable	2,245,346	2,112,101
TOTAL LIABILITIES	3,451,908	3,257,552

STOCKHOLDERS’ DEFICIENCY
Common Stock: $ 0.0001 par value,
Authorized: 250,000,000 shares; Issued and outstanding
September 30, 2016; December 31, 2016 - 89,336,000	8,934	8,934
Additional paid-in capital	25,987,649	25,870,095
Deficit	(29,276,405)	(28,916,005)
Accumulated Other Comprehensive Loss	(1,854)	(1,888)
Non-controlling Interest	222,803	218,891
TOTAL STOCKHOLDERS’ EQUITY/ (DEFICIENCY)	(3,058,873)	(2,819,973)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY/DEFICIENCY	$393,035	$437,579

1

UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2016 AND 2015

(UNAUDITED)

(All amounts in US Dollars)

	3 months ended December 31, 2016	3 months ended December 31, 2015
	(Unaudited)	(Unaudited)
Revenue	$0	$0
Other Income
Total Revenues	$0	$0
General and Administrative Expenses	191,371	200,678
Depreciation	1,094	1,170
Stock-based compensation	117,554	5,830
Gain/(Loss) from Operations	(310,019)	(207,678)
OTHER INCOME
Other Income	0	0
Interest Income	18	22
OTHER EXPENSES
Interest Expense, net	46,495	33,603
Gain/(Loss) before Income Taxes	(356,496)	(241,259)
Income Tax	-	-
Net Gain/(Loss)	(356,496)	(241,259)
Net Income/(Loss) attributable to Non-controlling interests	(3,904)	(3,908)
Net Gain/(Loss) attributable toUMeWorld Stockholders	(360,400)	(245,167)
Comprehensive Loss
Net Gain/(Loss)	(360,400)	(245,167)
Translation Adjustment	42	(66)
Comprehensive Gain/(Loss)	(360,358)	(245,233)
Less: Comprehensive Loss Attributable to Non-Controlling Interests	(8)	13
Comprehensive Gain/(Loss) Attributable to UMeWorld Stockholders	(360,366)	(245,220)
Per Share Data
Net Loss Per Share, basic and diluted	$0.0040	$0.0028
Weighted Average Number of Common Shares Outstanding	89,336,000	89,036,000

2

UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY

AS OF DECEMBER 31, 2016 AND SEPTEMBER 30, 2016

(UNAUDITED)

(All amounts in US Dollars)

	Common Stock		Additional	Accumulated Other Com-		Total AlphaRx Inc.	Non-
	Number of		Paid in	prehensive		Stockholders’	controlling	Total Gain/
	Shares	Amount	Capital	Loss	(Deficiency)	Deficiency	Interest	(Deficiency)

Balance as of September 30, 2015	89,036,000	$8,904	$25,213,365	$(1,286)	$(27,147,910)	$(1,926,927)	$203,429	$(1,723,498)
Warrants Issued			566,760			566,760		566,760
Stock issued for Services	300,000	30	89,970			90,000		90,000
Foreign Currency Translation				(602)		(602)	(150)	(752)
Non-controlling interest							15,612	15,612
Net Gain/(Loss) for the period					(1,768,095)	(1,768,095)		(1,768,095)
Balance as of September 30, 2016 (Audited)	89,336,000	$8,934	$25,870,095	$(1,888)	$(28,916,005)	$(3,038,864)	$218,891	$(2,819,973)
Warrants Issued			117,554			117,554		117,554
Foreign Currency Translation				34		34	8	42
Non-controlling interest							3,904	3,904
Net Gain/(Loss) for the period					(360,400)	(360,400)		(360,400)
Balance as of December 31, 2016	89,336,000	$8,934	$25,987,649	$(1,854)	$(29,276,405)	$(3,281,676)	$222,803	$(3,058,873)

3

UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2016 AND 2015

(UNAUDITED)

(All amounts in US Dollars)

	3 months ended December 31, 2016	3 months ended December 31, 2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net Gain/(Loss)	$(356,496)	$(241,259)
Noncash item:
Non-Controlling Interest	3,912	3,895
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortization	1,094	1,170
Stock based compensation	117,554	5,830
Changes in assets and liabilities:
Decrease/(Increase) in Prepayment	(10,089)	6,897
Decrease/(Increase) in Deferred Charges	27,016	22,912
Decrease/(Increase) in Accounts Receivable	20	2
Decrease/(Increase) in Loans Receivable	0	0
(Decrease)/Increase in Accounts Payable and Accrued Liabilities	76,149	25,920
(Decrease)/Increase in Accrued Interest and Notes Payable	35,578	48,290
Decrease/(Increase) in Deposit	343	190

NET CASH PROVIDED BY/USED IN OPERATING ACTIVITIES	(104,919)	(126,153)

CASH FLOWS FROM INVESTING ACTIVITIES
(Purchase) / Sale of Machinery and Equipment	0	0
NET CASH PROVIDED BY INVESTING ACTIVITIES	0	0

CASH FLOWS FROM FINANCING ACTIVITIES
Additional Paid-in Capital	0	0
Issuance / (cancellation) of Common Stock	0	0
Issuance (repayment) of Notes Payable, net	97,667	3,721

NET CASH PROVIDED BY FINANCING ACTIVITIES	97,667	3,721
Effect of exchange rate changes on cash and cash equivalents	(18,692)	(56,486)
NET (DECREASE)/INCREASE IN CASH	(25,944)	(178,918)

CASH, and cash equivalents, beginning of period	46,301	351,058

CASH, and cash equivalents, end of period	$20,357	$172,140

SUPPLEMENTARY INFORMATION
Taxes Paid	$0	$0
Interest Paid	$0	$0

4